November 10, 2017

For Immediate Release

Company Name:	JXTG Holdings, Inc.
Representative:	Yukio Uchida, Representative Director, President
Code number:	5020, First Sections of the Tokyo Stock Exchange, and Nagoya Stock Exchange
Contact person:	Tatsuya Higurashi, Group Manager, Investor Relations Group, Finance & Investor Relations Department (Tel.: +81-3-6257-7075)

Notification of the Difference between the Forecasts and the Actual of Consolidated Results for the First Half of the Fiscal Year 2017 and Revisions to the Annual Forecasts

JXTG Holdings, Inc. (the “Company”) would like to provide notification of the difference between the actual and the forecasts of consolidated results for the first half of the Fiscal year 2017 ended September 30, 2017, released on May 12, 2017.
Additionally, the Company announces the revisions made to the annual forecasts of consolidated results for the fiscal year 2017 ending March 31, 2018, released on May 12, 2017, based on recent performance trends.

1. The Difference between the Forecasts and the Actual of Consolidated Results for the First Half of the Fiscal Year 2017 (April 1, 2017 – September 30, 2017)
(Millions of yen)
	Revenue	Operating profit	Profit before tax	Profit attributable to owners of parent	Basic profit per share (yen)
Previously Announced Forecast (A) (Announced on May 12, 2017)	4,900,000	165,000	152,000	85,000	24.87
Actual result (B)	4,684,562	195,363	181,774	123,329	36.09
Increase/Decrease (B-A)	(215,438)	30,363	29,774	38,329	11.22
Percentage Increase/Decrease	(4.4%)	18.4%	19.6%	45.1%	45.1%
(Reference) Previous First Half Year Results (FY 2016)	3,125,639	76,829	78,051	44,864	18.04
 Note: Amounts in First Half of FY2016 are the consolidated results of JX Holdings, Inc.

2. Revisions to the Annual Forecasts of Consolidated Results for the Fiscal Year 2017
(April 1, 2017 – March 31, 2018)
(Millions of yen)
	Revenue	Operating profit	Profit before tax	Profit attributable to owners of parent	Basic profit per share (yen)
Previously Announced Forecast (A) (Announced on May 12, 2017)	10,000,000	350,000	325,000	200,000	58.52
Revised Forecast (B)	10,000,000	400,000	375,000	250,000	73.18
Increase/Decrease (B-A)	-	50,000	50,000	50,000	14.66
Percentage Increase/Decrease	-	14.3%	15.4%	25.0%	25.0%
(Reference) Previous Results (FY 2016)	7,025,062	271,138	249,115	150,008	60.33
Note: Amounts in FY2016 are the consolidated results of JX Holdings, Inc.

3. Reasons
(Reasons for the Difference between the Forecasts and the Actual of Consolidated Results for the First Half of the Fiscal Year 2017)
The revenue for the first half of the Fiscal Year 2017 decreased from the previous forecast (announced on May 12, 2017) reflecting mainly a decreased sales volume.
On the other hand, the operating profit increased from the previous forecast due to mainly improving the margin of petroleum products and increasing the LME price for copper.
For the above reasons, the profit before tax and the profit attributable to owners of parent increased from the previous forecast.
With respect to the operating profit excluding the inventory valuation factors, it was 219 billion yen (an increase of 54 billion yen compared with the previous forecast), due to mainly improving the margin of petroleum products and increasing the LME price for copper.

First Half of the Fiscal Year
(Inventory Valuation Factors*)	(Billions of yen)
	Previously Announced Forecast (A)	Actual result (B)	Increase / Decrease (B-A)
Inventory Valuation Factors	-	(24)	(24)
Operating Profit Excluding Inventory Valuation Factors	165	219	54
*The impact of inventory valuation on the cost of sales by using the weighted-average method and writing down the book value.

(Reasons for the Revisions to the Annual Forecasts of Consolidated Results for the Fiscal Year 2016)
The Company estimates that the operating profit will become 400 billion yen, which increases 50 billion yen from the previous forecast due to improving the margin of petroleum products and increasing the LME price for copper.
With respect to the operating profit excluding the inventory valuation factors, it will be 410 billion yen (an increase of 60 billion yen compared with the previous forecast).

The Company estimates that the profit attributable to owners of parent will be increased from the previous forecast.

Full Year
(Inventory Valuation Factors*)	(Billions of yen)
	Previously Announced Forecast (A)	Revised Forecast (B)	Increase / Decrease (B-A)
Inventory Valuation Factors	-	(10)	(10)
Operating Profit Excluding Inventory Valuation Factors	350	410	60
*The impact of inventory valuation on the cost of sales by using the weighted-average method and writing down the book value.

This forecast assumes the yearly average; a crude oil price (Dubai crude) of $50 per barrel ($50 at 2nd half); an international copper price (LME price) of 281 cents per pound (290 cents at 2nd half); and an exchange rate of 111 yen per U.S. dollar (110 yen at 2nd half).  (Previous forecast: crude oil price of $50 per barrel; an international copper price of 250 cents per pound; and an exchange rate of 110 yen per U.S. dollar.)

Cautionary Statement Regarding Forward-Looking Statements

This notice contains certain forward-looking statements.  However, actual results may differ materially from those reflected in any forward-looking statement due to various factors, including, but not limited to, the following: (1) macroeconomic conditions and changes in competitive environment in the energy, resources, and materials industries; (2) changes in laws and regulations; and (3) risks related to litigation and other legal proceedings.

(End of Document)